Exhibit 99.1

UTStarcom Announces Company Stock Repurchase Program of Up to $20 Million and Management Stock Repurchase Program of Up to $0.5 Million

BEIJING, CHINA – August 15, 2011 – UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (Nasdaq: UTSI) a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators today announced that its board of directors has approved a stock repurchase program of up to $20 million of its outstanding stock over the next 12 months. The stock repurchase program was approved by UTStarcom’s board of directors on August 12, 2011, and became effective on August 15, 2011, for twelve months, through August 15, 2012.

In addition, UTStarcom’s management team, which includes executive officers and senior executives of the Company, will purchase up to $0.5 million of the UTStarcom’s outstanding stock using personal funds over the next 12 months.

Mr. Jack Lu, UTStarcom’s President and Chief Executive Officer, said, “Our board of directors approved this share repurchase program to demonstrate our continued commitment to enhance shareholder value and our confidence in the achievement of our long-term growth. Our strong cash position gives us the flexibility both to continue our growth strategy and to buy our shares through the stock repurchase plan.”

The repurchases will be made at management’s discretion, subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares, and other factors. The repurchase program does not obligate UTStarcom to make repurchases at any specific time or situation.

UTStarcom’s board of directors will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The board may also suspend or discontinue the repurchase program at any time.

UTStarcom expects to pay for the repurchased shares using internally available cash. As of June 30, 2011, UTStarcom’s cash, cash equivalents and short-term investment totaled $316.4 million.

UTStarcom had 156.2 million common shares outstanding as of June 30, 2011.

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and Broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991, listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements including UTStarcom’s and its management’s intent to repurchase shares. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These risks include economic issues; changes in the financial condition and cash position of the Company; and changes in government regulations, as well as risk factors identified in its latest Annual Report on Form 10-K, 10K/A, Quarterly Reports on Form 10-Q, Form 8-K and Current Reports on 6-K, as filed with the Securities and Exchange Commission. The Company is in a period of significant transition and in the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

Company Contact:

Jing Ou-Yang

Investor Relations

UTStarcom Holdings, Corp.

+86-10-85205153

jouyang@utstar.com

Brion Tingler

Kreab Gavin Anderson

+86-10-6535 3567

btingler@kreabgavinanderson.com

Joshua Goldman-Brown

Kreab Gavin Anderson

1-212-515 1858

jgoldman-brown@kreabgavinanderson.com